March 1, 2018

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Pristine Acquisition, Inc.

Form 10-12G

Filed: January 19, 2018

File No. 000-55886

To the men and women of the SEC:

On behalf of Pristine Acquisition, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated February 13, 2018 addressed to Mr. Thomas DeNunzio, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Form 10-12G on January 19, 2018.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

Comments

General

1. Please note that the registration statement on Form 10 becomes effective automatically 60 days after its initial filings. You will then be subject to the reporting requirements of the Exchange Act, including the requirements to file Forms 10-K, 10-Q, and 8-K even if there are comments open on the registration statement on Form 10. If you do not wish to become subject to these reporting requirements, the company may wish to consider withdrawing the registration statement on Form 10 before it becomes effective automatically.

COMPANY RESPONSE

We note the registration statement on Form 10 becomes effective automatically 60 days after its initial filing and that we will then be subject to the reporting requirements of the Exchange Act, including the requirements to file Forms 10-K, 10-Q, and 8-K even if there are comments open on the registration statement on Form 10.

Form of Acquisition, page 4

2. Please revise to disclose, if true, that Mr. DeNunzio will provide the funds needed to undertake a potential business combination.

COMPANY RESPONSE

We have added the following to page 4: “Mr. DeNunzio has no legal obligation or plans at this time to provide the Company the funds needed to undertake a potential business combination.”

Report of Independent Registered Public Accounting Firm, page F1

3. We note the disclosures on pages 4, 7 and F8 that refer to the substantial doubt about your ability to continue as a going concern. Given your working capital deficit and no current source of revenues, it is unclear why the audit report does not include a going concern paragraph consistent with the guidance in PCAOB Auditing Standard 2415. Please explain to us the factors that your auditor considered in assessing the need for a going concern paragraph.

COMPANY RESPONSE

We have had our auditor provide us an updated audit report which we included herein on page F1.

Date: March 1, 2018

/s/ Thomas DeNunzio

Thomas DeNunzio

President& CEO